WELLS FARGO INVESTMENT INSTITUTE, INC.
401 South Tryon Street
Charlotte, NC  28202

As of July 1, 2015

GAI AGILITY INCOME FUND
 c/o Wells Fargo Investment Institute, Inc.
401 South Tryon Street
Charlotte, NC  28202

Re: Expense Limitation Agreement

With reference to (i) the Advisory Agreement dated as of August 12, 2010 by and between Wells Fargo Investment Institute, Inc. (formerly known as Alternative Strategies Group, Inc.) (the “Advisor”) and GAI Agility Income Fund (the “Fund”), and (ii) the Expense Limitation Agreements (collectively, the “Prior Expense Limitation Agreements”) dated as of August 12, 2010, September 21, 2011, October 1, 2012, October 1, 2013 and January 1, 2015 by and between the Advisor and the Fund, we hereby agree as follows:

 1.             Up to and including December 31, 2015, the Advisor agrees to waive its fees and/or reimburse the Fund for its expenses to the extent necessary to limit the total annualized expenses of each Class of shares of the Fund (excluding the Fund’s borrowing and other investment-related costs and fees (including any underlying manager fees and expenses), taxes, litigation and indemnification expenses, judgments and other extraordinary expenses not incurred in the ordinary course of the Fund’s business and the distribution and servicing fees (often referred to as Rule 12b-1 Fees) applicable to the Fund’s Class A shares) to 1.00% annually of the Fund’s average net assets attributable to each class of shares  (2.10% annually, including the Advisor’s management fee).

2.            The Advisor shall be permitted to recover fees and expenses it has waived or borne hereunder from the applicable Class or Classes of shares subsequent to the effective date of this agreement (whether through reduction of its fees or otherwise) in later periods to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth herein.  In addition, the parties hereto acknowledge that, pursuant to the Prior Expense Limitation Agreements, the Advisor is permitted to recover fees and expenses it has waived or borne pursuant to the Prior Expense Limitation Agreements from the applicable Class or Classes of shares (whether through reduction of its fees or otherwise) to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in the Prior Expense Limitation Agreement pursuant to which such fees and expenses were waived or borne; provided, however, that the Fund is not obligated to pay any deferred fees or expenses more than three years after the end of the fiscal year in which the fee or expense was deferred.

3.            During the periods covered by this letter agreement, the expense limitation arrangement set forth above may only be modified by a majority vote of the “non-interested” trustees of the Fund (as defined under the Investment Company act of 1940, as amended (the “1940 Act”).

4.            We understand and intend that you will rely on this undertaking in preparing and filing amendments to the Registration Statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

WELLS FARGO INVESTMENT INSTITUTE, INC.

By:  /s/ Adam Taback
Name: Adam Taback
Title: Senior Vice President

ACCEPTED AND AGREED TO ON BEHALF OF:

GAI AGILITY INCOME FUND

By:  /s/ Adam Taback
Name: Adam Taback
Title: President